O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

February 25, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Response to the Staff’s Comment Letter Dated January 18, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 18, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 21, 2022 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Staff for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.	Please disclose whether your offering is contingent on final approval of your NASDAQ listing on your cover page. Ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 16 and 199 of the Revised Draft Registration Statement to reflect that the offering is contingent on final approval of the Company’s NASDAQ listing application.

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2.	We note your statement on the cover page that Adlai Nortye Ltd. is "not an operating company but [y]our Cayman Islands holding company." Please revise this statement to specifically state that Adlai Nortye is not a Chinese operating company, but is a Cayman Islands holding company.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 11 of the Revised Draft Registration Statement.

3.	We note your disclosure on the cover page about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please revise this disclosure to make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The Company respectfully advises the Staff that it has added the requested language on the cover page and pages 6 and 65 of the Revised Draft Registration Statement.

4.	Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 7 and has supplemented the risk factors from page 66 to page 67 of the Revised Draft Registration Statement.

5.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosure on prospectus cover page, pages 10 and 89 of the Revised Draft Registration Statement to update the disclosure as follows:

“Adlai Nortye Ltd. is not ~~an~~ a Chinese operating company, but ~~our~~ is a Cayman Islands holding company. Our ~~subsidiaries conduct our~~ daily operations are conducted primarily through our operating subsidiaries in the United States and mainland China”.

“Our ~~Company~~ ultimate holding company was incorporated in the Cayman Islands in May 2018 to facilitate offshore financing activities, and our daily operations are conducted primarily through our operating subsidiaries in the United States and mainland China”.

The references to “we” and “our” cover both the ultimate holding company and the subsidiaries in the U.S. and mainland China that conduct daily operations, which is consistent with other registrants having multinational operations.

6.	We note your discussion of how cash is transferred through your organization on the cover page. Please further revise this disclosure to disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Please also address restrictions on your PRC subsidiary's ability to transfer funds, as disclosed elsewhere in the filing, and provide a cross-reference to the consolidated financial statements.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 11 to 12 of the Revised Draft Registration Statement.

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Prospectus Summary, Overview, page 1

7.	Please revise your disclosure regarding your ongoing clinical trials for AN0025 and AN4005 to state the jurisdictions where such trials are taking place.

The Company respectfully advises the Staff that it has added the jurisdictions of the ongoing clinical trials for AN0025 and AN4005 on pages 1 and 102 of the Revised Draft Registration Statement.

In addition, in order to further clarify that AN4005 has received INDs (“Investigational New Drugs”) from both U.S. FDA and NMPA of People’s Republic of China, and that the Company is conducting clinical trials for AN4005 in both jurisdictions, the Company revised relevant disclosures on pages 3, 104, and 123 of the Revised Draft Registration Statement.

8.	We note your statement used throughout the prospectus that you are actively advancing four in-house preclinical programs "considered to have high global commercial viability". Please provide support for this statement or revise to frame the statement as a belief or opinion.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 4, 102, and 104 of the Revised Draft Registration Statement.

9.	Revise the summary to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 11 to 12 of the Revised Draft Registration Statement.

AN2025: the vanguard for recurrent or metastatic HNSCC after anti-PD-1/PD-L1 therapy, page 2

10.	On page 2, you refer to AN2025 as “the vanguard” for recurrent or metastatic HNSCC after anti-PD-1/PD-L1 therapy. Please revise your use of the term in all places in which it appears to be expressed as a goal, belief or opinion. For instance, you may state, if accurate, that the Company aims to be the vanguard for recurrent or metastatic HNSCC after anti-PD-1/PD-L1 therapy.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 103, and 108 of the Revised Draft Registration Statement.

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11.	On page 2, you reference studies demonstrating safety and efficacy. Similarly, on page 4, you reference that AN2025 demonstrated promising efficacy and safety data. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that the candidates are safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw such conclusions.

The Company respectfully advises the Staff that it has revised the relevant disclosure on pages 2 and 103 of the Revised Draft Registration Statement.

12.	On page 3, we note your statement that you received Fast Track designation from the FDA for AN2025. Please balance this statement with the disclosure on page 43 that a Fast Track designation by the FDA may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that your drug candidates will receive marketing approval.

The Company respectfully advises the Staff that it revised the relevant disclosure on pages 2, 103, and 108 of the Revised Draft Registration Statement.

The Company respectfully submits that it revised the disclosure to clarify that AN2025 was granted the Fast Track designation in July 2016 for the purpose of informing the investors of the timing of receiving such status. The Company has no intention of implying that the FDA endorsed the clinical results from the Phase II trial or such designation may lead to a faster development or regulatory review or approval process. In addition, meaningful implications can be inferred from receiving a Fast Track designation from the FDA, including (1) receiving such designation means the drug candidate can potentially treat serious conditions and fill an unmet medical need and (2) early and frequent communication between the FDA and the recipient drug company is encouraged throughout the entire drug development and review process.

In light of the above, the Company does not believe it is necessary to add the balancing statements in the “Summary” section. Detail related to Fast Track designation is disclosed in “Regulation — Expedited development and review programs” on page 140 and “Risk Factor — Risks related to our business — A fast track designation by the FDA, even if granted for any of [the] drug candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that [the] drug candidates will receive marketing approval” on pages 43 and 44 of the Revised Draft Registration Statement, which the Company believes provides balanced disclosure. The Company respectfully submits that the prospectus of Cognition Therapeutics, Inc. dated November 10, 2022 and filed with the Securities and Exchange Commission on Form 424(b) on November 14, 2022, had similar disclosure on page 1.

13.	We note your references to the NMPA and the PMDA both here and throughout the document. Please revise your disclosure on page 3 where the terms are first used to indicate the jurisdiction of each authority.

The Company respectfully advises the Staff that it has revised the disclosure to indicate jurisdictions of NMPA and PMDA on page 3 of the Revised Draft Registration Statement where they were mentioned for the first time.

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Our company history and team, page 4

14.	We note the last paragraph of the above referenced section on page 4. Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 161. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the shares purchased in the referenced financings were conducted at a significant discount to the IPO price, if true.

The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 5, 105, and 106 of the Revised Draft Registration Statement to name the principal shareholders only.

The Company further submits that it has deleted the disclosure of raising more than US$200 million from investors to eliminate any unwanted indication of inducing prospective investors to follow their previous investments. The revised disclosure states “we have received strong support from our shareholders, including financial investors such as ATCG, as well as several industry-leading strategic investors” on pages 4 and 105 of the Revised Draft Registration Statement. Therefore, the Company believes that it is not necessary to add the statement of “prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the shares purchased in the referenced financings were conducted at a significant discount to the IPO price”.

Our strengths, page 4

15.	Please balance your disclosure by adding a discussion of serious adverse events and deaths caused by treatment with AN2025.

The Company respectfully advises the Staff that it has added clinical results of serious adverse events (“SAEs”) and on-treatment deaths caused by treatment with AN2025 plus paclitaxel combination in the Phase II clinical trial on pages 4 and 105 of the Revised Draft Registration Statement. It also added relevant disclosure on page 114 of the Revised Draft Registration Statement.

Summary of risk factors, page 6

16.	Please revise your summary risk factors relating to your operations in the PRC to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully advises the Staff that it has revised the disclosure on pages 6, 7, and 8 of the Revised Draft Registration Statement.

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Conventions that apply to this prospectus, page 11

17.	We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Revise your definition and disclosure to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to amend the definition of China or PRC in the Revised Draft Registration Statement and future filings as follows:

“China” or “PRC” are to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes Taiwan, Hong Kong and Macau.

The Company has also revised the disclosure on pages 10, 14, 62, 64, 65, 89, 123, 126, 129, and 135 of the Revised Draft Registration Statement.

Risk Factors, Uncertainties with respect to the PRC legal system could materially and adversely affect us., page 61

18.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 65, and 66 of the Revised Draft Registration Statement.

Use of Proceeds, page 77

19.	Although we note your statements that you intend to have broad discretion over the use of the net proceeds from the offering, please revise your use of proceeds disclosure to provide more granularity regarding the first bullet point, namely how far in the development process you estimate that the proceeds will enable you to reach, including specific phases of clinical trials, if applicable. For example, please indicate if you expect to be able to fund the entirety of any ongoing or planned clinical trials or phases without raising additional capital. In this regard, we note your disclosure on pages 47 and 86 of the prospectus that while you believe, based on your current operating plan, that following the offering you will have sufficient cash on hand to fund operations for at least the next 12 months you will require substantial additional capital to support your business operations in the future.

The Company respectfully advises the Staff that it has revised the “Use of Proceeds” section to provide detailed proceeds allocation for R&D of pipeline products on page 83 of the Revised Draft Registration Statement.

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Change in auditor, page 94

20.	You state herein that you provided a copy of the change in auditor disclosure to Ernst & Young, and requested it to furnish you with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Please revise your filing to indicate whether you ever obtained such a letter and, if so, to file it as an exhibit to your document.

The Company respectfully advises the Staff that on September 30, 2022 and thereafter, the Company made multiple requests to its former auditor, Ernst & Young (“E&Y”), to furnish the Company with a letter addressed to the SEC stating whether E&Y agrees with the statements regarding change in auditor disclosure included in the Company’s prospectus. E&Y has neither prepared nor submitted a letter, nor otherwise confirmed that it agrees or disagrees with the relevant change in auditor disclosure in the prospectus, for the following reasons:

(1)	E&Y did not issue any executed audit report to the Company: While E&Y and the Company executed an engagement letter on December 24, 2018, pursuant to which E&Y conducted certain audit works and provided the Company with a draft – but not final – audit report related to a contemplated Hong Kong capital markets offering, the full scope of audit works were not completed and no executed audit report had been delivered to the Company and as such E&Y does not believe that the scope of its work requires E&Y to furnish the Company with a letter addressed to the SEC stating whether E&Y agrees with the statements regarding the Company’s change in auditor included in the prospectus; and

(2)	E&Y’s engagement related to a contemplated Hong Kong capital markets offering that was not subject to PCAOB oversight: E&Y believes that the contemplated Hong Kong capital markets offering is not subject to the SEC’s change in auditor disclosure requirements and as such, E&Y does not believe that the scope of its work requires E&Y to furnish the Company with a letter addressed to the SEC stating whether E&Y agrees with the statements regarding the Company’s change in auditor included in the prospectus.

The Company respectfully advises the Staff that it has added the relevant disclosure on page 99 of the Revised Draft Registration Statement.

Business, Phase Ia trial in patients with advanced solid tumors by Novartis, page 106

21.	Per the table, it appears that 34.9% of patients treated with AN2025 experienced deaths and 43.4% experienced SAEs, for which 13.3% were drug related. Please provide clarification on the number of deaths determined to be drug-related, and identify the types of serious adverse events observed in the trials.

The Company respectfully advises the Staff that it has added the requested disclosure on page 112 of the Revised Draft Registration Statement.

License and Collaboration Agreements, page 127

22.	Please revise your disclosure to address the following:

•	On page 127, quantify the upfront payment paid to Novartis in 2018.

•	On page 129, you state that Roche will supply its atezolizumab for use at no cost "unless otherwise provided in the clinical supply agreement supplement". Please revise to describe the payment terms and obligations of the agreement, including the referenced supplement.

•	On page 130, in relation to the Biotime collaboration agreement, include the payment amounts in USD in addition to RMB and summarize the term and termination provisions of the agreement.

The Company respectfully advises the Staff that it has revised the disclosure as requested on pages 132, 134, 135, and 136 of the Revised Draft Registration Statement.

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23.	Please file as exhibits your agreements with Roche, MSD and Biotime. Alternatively, please provide an analysis supporting your determination that such filing is not required. See Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that its agreements with Roche, MSD and Biotime (collectively, the “Agreements”) are not material agreements that are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. As explained below, the Company respectfully submits that the Agreements were made in the ordinary course of business and do not fall within any of the categories otherwise required to be filed as exhibits under Item 601(b)(10)(ii). Namely, the Agreements do not constitute any of the following:

(i)	A contract to which directors, officers, promoters, voting trustees, security holders or underwriters are parties;

(ii)	A contract upon which the Company’s business is substantially dependent or, in the case of continuing contracts to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name, a contract upon which the Company's business depends to a material extent;

(iii)	A contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the Company on a consolidated basis; or

(iv)	A material lease under which a part of the property described in the registration statement is held by the Company.

Additional analysis supporting the conclusion that the Agreements were made in the ordinary course of business and are not contracts on which the Company’s business is substantially dependent follows:

Agreements with Roche and MSD

The Company entered into clinical trial supply agreements with Roche and MSD in November 2020 and January 2019, respectively, for supply of Roche’s atezolizumab and MSD’s pembrolizumab drug products for the Company’s clinical trials to evaluate combination therapies with its own drug candidates. Both Roche and MSD agreed to supply their relevant drug products at no cost for such collaborative studies.

(1)	Contracts made in ordinary course of business: In the biopharmaceutical industry, in the ordinary course of their business, market players commonly seek out multiple collaborations with third parties to explore whether combination therapies would achieve better outcomes for patients. Going forward, on an ongoing basis and in the ordinary course of its business, the Company expects to continue to seek to enter into clinical trial supply arrangements with third-party collaborators for future clinical trials to discover the effectiveness of combination therapies.

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(2)	No substantial dependence: Firstly, should any collaboration agreement with Roche and MSD be terminated, the Company is able to purchase Roche and MSD’s drug products at its own cost to ensure undisturbed research and development. Given the Company’s current financial resources and limited number of patients being treated at the early clinical development stage, even if the agreements with Roche and MSD are terminated, the Company will be able to pay for the expenses of Roche and MSD’s drug products by utilizing its internal financial resources. Secondly, even if the Company is unable to source the above-mentioned drug products elsewhere, the Company could (i) seek collaborations with other companies having commercially available anti-PD-1/ PD-L1 antibody or (ii) switch to AN4005, the in-house developed anti-PD-L1 small molecule, if necessary, for the clinical trials to evaluate combination therapies.

Agreement with Biotime

On November 15, 2021, the Company entered into an IP transfer agreement with Biotime with respect to five products, namely, AN4005, AN3025, and three other discovery-stage programs. The Company assigned to Biotime a list of patents and related research materials, know-how, and research results generated through studies of the five products so that Biotime could engage in preclinical and clinical development, registration, manufacturing, and commercialization of (a) AN4005 and AN3025 in the greater China area (including Hong Kong, Macau, and Taiwan) and (b) three discovery-stage programs globally.

(1)	Contracts made in ordinary course of business: In the biopharmaceutical industry, market players in the ordinary course of business commonly sell or assign certain of their patents and related research materials, know-how, and research results in exchange for financial considerations. The Company routinely seeks out collaborations with third-parties to enhance its financial performance, and expects to continue to engage in similar transactions going forward.

(2)	No substantial dependence: The Company is not dependent on the above-mentioned three discovery-stage programs given their limited progress internally. For AN4005 and AN3025, the Company only assigned the relevant IP rights to Biotime in the greater China area (including Hong Kong, Macau, and Taiwan) and still retains all rights for AN4005 and AN3025 in the rest of the world. Therefore, such transactions in relation to AN4005 and AN3025 have had and are expected to have a limited impact on the Company’s operation given that the Company could still develop, manufacture and commercialize AN4005 and AN3025 in other jurisdictions. In addition, the Company has received substantial payments of RMB295.0 million (approximately US$46.0 million, based on the conversion rate of RMB6.4508 to US$1.00, which was the average daily exchange rate for the year ended December 31, 2021) from Biotime and future milestone payments will be contingent on Biotime’s progress and development. Therefore, the Company believes that the agreement with Biotime is neither material nor an agreement regarding which the Company’s business is substantially dependent.

Management, Employment agreements and indemnification agreements, page 158

24.	Please revise your disclosure in this section to include a summary of the material terms of the employment agreement between the company and each named executive officer.

The Company respectfully advises the Staff that there is no employment agreement between Adlai Nortye Ltd., the Cayman Islands holding company, and each named executive officer, as of the date of this submission. The disclosure of the employment agreements in the submitted Draft Registration Statement dated December 21, 2022 is the material terms of the employment agreement that will be entered into between Adlai Nortye Ltd. and each named executive officer upon the completion of the initial public offering, and the Company is still in the process of negotiating details with each named executive officer.

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Compensation of directors and executive officers, page 158

25.	We note your disclosure in this section. Please confirm that disclosure of compensation is not required on an individual basis in the company's home country and is not otherwise publicly disclosed by the company.

The Company respectfully advises the Staff that the laws of Cayman Islands do not require the disclosure of directors’ or officers’ compensation on an individual basis and the amount of compensation for the last full financial year for the directors and officers on an individual basis is not otherwise publicly disclosed by the Company.

Principal Shareholders, page 161

26.	Please identify any natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table for Nortye Talent Limited, Nortye International Limited and UNIQUE MARK VENTURES LIMITED.

In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Revised Draft Registration Statement.

History of share capital, page 173

27.	Please revise to disclose the nature of the relationship between you and Lucy Zhang, the only holder of ordinary shares.

The Company respectfully advises the Staff that it has revised the disclosure on page 179 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements 1. Corporate and Group Information, page F-8

28.	You disclose that the Company and its subsidiaries now comprising the Group "underwent the reorganization as set out in the paragraph headed “Reorganization” in the section headed “History, Development and Corporate Structure” in the Document (the “Reorganization”)." You make similar reference to such separate section on page F-9. However, we were unable to locate a paragraph entitled "Reorganization" and the "History, Development and Corporate Structure" section appears to be labeled "Corporate History and Structure". Please revise your disclosures hereunder accordingly.

The Company respectfully advises the Staff that it has revised the disclosure as requested on page F-8 of the Revised Draft Registration Statement.

29.	We note your disclosure on page 63 regarding limitations on your PRC subsidiary's ability to pay dividends, which may impact your ability to pay dividends. Please tell us your consideration of providing the disclosures required by Rule 4-08(e) of Regulation S-X as well as the consolidated financial information of registrant (Schedule I) required by Rule 5-04.

The Company respectfully advises the Staff that it has revised the disclosure as requested on page F-51 of the Revised Draft Registration Statement.

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4. Revenue, page F-25

30.	We note that revenue of $45.7 million for the year ended December 31, 2021 was derived from the sale of intellectual property to Xiamen Biotime Biotechnology Co., Ltd (Biotime) pursuant to a collaboration agreement entered into on November 15, 2021. Your accounting policy disclosure on page F-21 states that revenue from sales of intellectual property is recognized when you have sold the rights to the intellectual property and after there is no future performance obligation to be performed. Please explain how the potential milestone payments and sales-based royalties, as described on page 130, were considered in determining the transaction price for this collaboration agreement. To the extent that you determined that this variable consideration is fully constrained, please disclose that fact. Please also ensure that you have provided all of the disclosures required by IFRS 15, particularly those required by paragraphs 119 and 126.

The Company respectfully advises the Staff that it has added the disclosure as requested on page F-21 of the Revised Draft Registration Statement.

12. Financial Assets at FVTPL, page F-31

31.	We note that your financial assets at fair value through profit or loss (FVTPL) consist of a wealth management product and a dual currency structured deposit. Please address the following:

•	Revise your disclosure herein to clearly describe the nature and significant terms of these products. In this regard, describe the type of instrument (e.g., fixed-income security, equity investment, derivative instrument, etc.), key terms (e.g., maturity, yield, etc.) and any related risks.

•	Ensure that your accounting policy disclosure for financial assets at FVTPL relates to the type of financial assets actually held.

•	Revise your fair value disclosures in Note 24 to provide the disclosures required by paragraph 93 of IFRS 13 as they specifically relate to Level 3 fair value measurements.

The Company respectfully advises the Staff that it has revised the disclosure as requested on page F-48 and F-49 of the Revised Draft Registration Statement.

15. Financial Liabilities at FVTPL, page F-34

32.	We note your disclosure that upon the issuance of each series of convertible redeemable preferred shares, you designated Series B, C and D Preferred Shares and Series B Convertible Loans as financial liabilities measured at FVTPL and recognized Series A Preferred Shares as equity in accordance with the relevant IFRS. We further note your disclosure on page F-18 that financial liabilities are designated as FVTPL only if the criteria in IFRS 9 are satisfied. Please provide your analysis supporting the accounting for each of these instruments, including reference to the applicable IFRS guidance.

For each series of convertible redeemable preferred shares, we assessed their contract characteristics. We designated Series A Preferred Shares as equity instruments and Series B, C and D Preferred Shares and Series B Convertible Loans as financial liabilities measured at FVTPL.

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Series A Preferred Shares

We assessed IAS 32 to determine that the Series A Preferred Shares are equity instruments. The instruments are equity instruments if both conditions (1) and (2) below are met.

(1)	The instrument includes no contractual obligation:

(i)	to deliver cash or another financial asset to another entity;

(ii)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.

(2)	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

(i)	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

Also, for these purposes the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in IAS 32 paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

The Series A investors have no redemption right over the Company before or after exercise of the options to convert their equity interests in Adlai Nortye Hangzhou to Series A preferred shares of the Company, and therefore, the Company has no contractual obligation to deliver cash or financial assets to the Series A investors to settle. Before the exercise of the options, the Series A Preferred Shares will not be settled in the issuers’ own equity instrument. After the exercise of the options, the Series A preferred shares are convertible to the Cayman Company’s or the issuer’s ordinary shares (equity instruments). The conversion rate is fixed. Therefore, the conversion right includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments. Accordingly, we conclude that the Series A Preferred Shares should be classified as equity instruments under IAS 32.

Series B, C and D Preferred Shares

We assessed IAS 32 to determine that the Series B, C and D Preferred Shares are financial liabilities. Specifically, we assessed (1) a redemption feature embodying Preferred Shares and (2) a conversion option with price adjustment feature:

(1)	Redemption features:

Upon the occurrence of any of certain events, Preferred B, C and D Shareholders shall have the right to require the Company to redeem all of the outstanding Preferred Shares.

The events which trigger the holder’s option to redeem the preferred shares upon occurrence of such events are not within the Company’s control as contemplated in Paragraph 15 of IAS 32, thus it was considered not within control of the issuer.

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In addition, according to IAS 32 AG 27(b), an entity’s obligation to purchase its own shares for cash gives rise to a financial liability for the present value of the redemption amount even if the number of shares that the entity is obliged to repurchase is not fixed or if the obligation is conditional on the counterparty exercising a right to redeem.

That being said, the redemption rights of the preferred shares represent a future liability to the issuer to pay the preferred shareholders the net present value of the amount repayable at redemption.

(2)	Conversion option:

According to features of adjustments to conversion price within the articles of the Company, there is a conversion price adjustment feature which may lead to a per share value of adjustment that exceeds the per share value of the dilution in the shareholders’ interest in the issuer’s equity, caused by the issuance price being less than the conversion price. This would result in the conversion option not meeting the “Fixed for Fixed” criteria, and therefore the conversion option should be accounted for as a derivative rather than an equity instrument.

The conversion price of the Company’s Series B, C and D Preferred Shares will be amended down to ensure the holders of the Series B, C and D Preferred Share are not economically disadvantaged, if additional shares are subsequently issued by the Company at a price lower than their respective conversion price. These clauses are often called ‘down round’ or ‘ratchet’ clauses.

In the case of a derivative instrument or derivative component of an instrument the test is simply whether it will always be settled by exchanging a fixed number of shares for a fixed amount of cash or another financial instrument. Therefore, the entity’s ability to prevent the down round or ratchet clause taking effect does not affect the classification.

With the down round or ratchet features, the requirement to redeem the Series B, C and D Preferred Shares upon the occurrence of certain events, creates a liability component which would be extinguished if the conversion option is exercised. As such the presence of the redemption obligation makes the conversion option a derivative. In this case the fact that the Company has control over whether the ratchet feature is triggered through the issuance of new shares is not relevant. The derivative component cannot be settled only on a fixed for fixed basis and so the redemption obligation is a liability component.

Based on the Company’s review of all identified features, the Company has determined in accordance with the IFRS 9 that the preferred shares have the following components:

•	host financial liability component – redemption and dividend feature; and

•	derivative component – conversion feature.

According to IFRS 9.4.3.5, despite paragraphs 4.3.3 and 4.3.4, if a contract contains one or more embedded derivatives and the host is not an asset within the scope of this Standard, an entity may designate the entire hybrid contract as at fair value through profit or loss unless:

(1)	the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or

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(2)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortized cost.

The embedded derivative significantly modifies the cash flow due to the adjustment mechanism and further the embedded derivative is not related to a prepayment option.

Accordingly, we conclude that the Series B, C and D Preferred Shares are financial liabilities, valued at fair value through profit or loss.

Series B Convertible Loans

The Series B Preferred Shares (combination of Series B Convertible Loans and the Series B Share Purchase Options) are a hybrid instrument that include:

(1)	a non-derivative host contract (the original loan note) and

(2)	embedded derivatives (the right to convert the loan notes into Series B Preferred Shares).

According to IFRS 9.4.3.5, despite paragraphs 4.3.3 and 4.3.4, if a contract contains one or more embedded derivatives and the host is not an asset within the scope of this Standard, an entity may designate the entire hybrid contract as at fair value through profit or loss unless:

(1)	the embedded derivative(s) do(es) not significantly modify the cash flows that otherwise would be required by the contract; or

(2)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortized cost.

The embedded derivatives significantly modify the cash flow due to the underlying adjustment mechanism, and is not related to a prepayment option.

Therefore, we concurred the management to account for the Series B Share Convertible Loans at fair value through profit or loss on the combined financial statements.

19. Share Incentive Plan, page F-40

33.	It appears that your tabular disclosure on page F-41 presents a rollforward of the activity in your share-based awards for the periods presented, while the tables at the top of page F-42 indicate the amount of share-based awards outstanding at each period-end, segregated by weighted average exercise price. In the interest of clarity, please consider combining these tables into a single rollforward or revise the tables on page F-42 to clearly indicate the nature of each line item.

The Company respectfully advises the Staff that it has revised the disclosure as requested on page F-43 of the Revised Draft Registration Statement.

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General

34.	We note your statements on pages 8 and 59 that you have been advised by your PRC legal counsel that you are not currently required to make any filing or obtain any permissions or approval from the CSRC and CAC in the PRC for the listing of the ADSs on Nasdaq, nor are you required to submit an application to the CSRC for approval under the M&A Rules. We also note your disclosure under “Enforceability of Civil Liabilities” relating to advice provided by Maples and Calder (Hong Kong) LLP, your legal counsel as to Cayman Islands law, and Han Kun Law Offices, your legal counsel as to PRC law, on matters governed by BVI and PRC law, respectively. Please revise your registration statement to comply with Item 10.G of Form 20-F in relation to the foregoing. See also Item 101(g)(2) of Regulation S-K and Rule 436 of Regulation C.

The Company respectfully advises the Staff that it has revised the disclosure on page 9 and page 62 of the Revised Draft Registration Statement. The Company will file the consents from relevant counsels as exhibits to the Revised Draft Registration in due course.

35.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

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